Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-165057
July 1, 2010

PRODUCT PAGE - IAU

- Commodities-

http://us.ishares.com/product_info/fund/overview/IAU.htm

[Header]

COMEX Gold Trust (IAU)

Inception date: 1/21/2005

Neither the Trust nor the Investing Pool is an investment company registered under the Investment Company Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Investments in shares of the Trust are speculative and involve a high degree of risk. You could lose all or a substantial portion of your investment in the shares of the Trust. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.

[PDF] Download current prospectus

Please read the prospectus carefully before investing

[PDF] Access periodic SEC reports

[Left Hand Resources]

Trust Documents

(pdf icon) Fact Sheet

(pdf icon) Prospectus

(excel icon) Historical Returns

(excel icon) NAV/Index History

(excel icon) Historical Data

(pdf icon) Annual Report 2009

(pdf icon) Gold Bar List

Related Links & Documents

(tool icon) Quotes & Charts

(tool icon) Premium/Discount

(icon) Tax Information

(icon) Data Update Schedule

(pdf icon) iShares COMEX Gold Trust FAQ

(pdf icon) iShares COMEX Gold Trust Bar List Glossary

(link) Vault Inspection Certificates

Additional Commodities Trusts

(icon) S&P GSCI(R) Commodity-Indexed Trust

(icon) Silver Trust

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Overview | Performance

Home > Product Information > IAU Overview	[print icon]Print

! Effective Now: Share Split of iShares® COMEX® Gold Trust (IAU). Read Share Split FAQs (posted: 6/24/10)

[Left Column]

The iShares COMEX Gold Trust (“Gold Trust”) seeks to correspond generally, to the day-to-day movement of the price of gold bullion. The objective of the Gold Trust is for the value to reflect, at any given time, the price of gold owned by the Gold Trust at that time, less the expenses and liabilities of the Gold Trust.

Average Annualized Total Returns (NAV) quarterly, as of xx/xx/2010			View all performance
	1 Year		3 Years		5 Years		10 Years		1 Yr.
IAU	x.xx	%	x.xx	%	x.xx	%	x.xx	%	x.xx	%
Benchmark*	x.xx	%	x.xx	%	x.xx	%	x.xx	%	x.xx	%

*	Source: Gold Futures Spot Month Settlement Price as reported by NYMEX (New York Mercantile Exchange) and disseminated through Bloomberg. Spot settlement prices are for illustrative purposes only and do not represent actual Gold Trust performance. Spot prices do not reflect any fees, transaction costs, or expenses.

Fundamentals as of xx/xx/2010
Beta Beta (vs S&P 500)	xx.xx
Standard Deviation (3 year)	xx.xx	%

Premium/Discount as of xx/xx/2010
Premium/Discount Click here for important information about Premium/Discount		xx.xx	%
NAV Click here for information on how NAV is determined	$	xxxx.xxxx
Mid-Point	$	xxxx.xxxx
Closing Price	$	xxxx.xxxx
Last Trade Time		xxxxx
Trading Volume		xxxxxxx

[Right Column]

Profile as of xx/xx/2010
Total Net Assets	$	xxxxxxxx
Shares Outstanding		xxxxxxxxx
Sponsor’s Fee		0.25%
Inception Date		1/21/2005
Ounces of Gold in Trust		xxxxxxxxx
Tonnes of Gold in Trust		xxx.xxxx
Indicative Basket Gold Amount		xxxxxxxxx
Basket Gold Amount		xxxxxxxxx

NAV per IAU in Gold	xxxxxxxxx
Related Index	GCA<cmdty>CT
Net Asset Value as of xx/xx/2010	$ xxxxxxx xx.xx% $xx.xx
Price as of xx/xx/2010	$ xxxxxxx xx.xx% $xx.xx
(tool icon) Quotes & Charts (tool icon) Premium/Discount

The performance quoted represents past performance and does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor’s shares, when sold or redeemed, may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted. This information must be accompanied by standardized returns. For standardized returns and performance data current to the most recent month end, click the “Performance” tab above.

Gold Spot Price
Bid Ask Mid Time	xxxxxxxx xxxxxxxx xxxxxxxx xxxxx

Source: TheBullionDesk.com Time stamp is GMT (Greenwich Mean Time). Click here for Important Disclosure.

Trading Information
Ticker	IAU
Related Index	GCA<cmdty>CT
NAV	IAU.NV
Underlying Trading Value	IAU.IV
Shares Outstanding	IAU.SO
CUSIP	464285105
[link] Options Available

iShares COMEX Gold Trust (“Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. Because shares of the Trust are created to reflect the price of the gold held by the Trust, the market price of the shares will be as unpredictable as the price of gold has historically been. Additionally, shares of the Trust are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Trust are created to reflect, at any given time, the market price of gold owned by the trust at that time less the trust’s expenses and liabilities. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

Following an investment in shares of the Trust, several factors may have the effect of causing a decline in the prices of gold and a corresponding decline in the price of the shares. Among them: (i) Large sales by the official sector. A significant portion of the aggregate world gold holdings is owned by governments, central banks and related institutions. If one or more of these institutions decides to sell in amounts large enough to cause a decline in world gold prices, the price of the shares will be adversely affected. (ii) A significant increase in gold hedging activity by gold producers. Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the shares. (iii) A significant change in the attitude of speculators and investors towards gold. Should the speculative community take a negative view towards gold, it could cause a decline in world gold prices, negatively impacting the price of the shares.

The amount of gold represented by shares of the Trust will decrease over the life of the trust due to sales necessary to pay the sponsor’s fee and trust expenses. Without increase in the price of gold sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Trust will have limited duration. The liquidation of the trust may occur at a time when the disposition of the trust’s gold will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Trust will be adversely affected if gold owned by the trust is lost or damaged in circumstances in which the trust is not in a position to recover the corresponding loss. The Trust is a passive investment vehicle. This means that the value of your shares may be adversely affected by trust losses that, if the trust had been actively managed, it might have been possible to avoid.

Shares of the Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal deposit Insurance Corporation or any other governmental agency.

BlackRock Asset Management International Inc. (BAMII) is the sponsor of the Trust. BlackRock Fund Distribution Company (BFDC), a subsidiary of BAMII, assists in the promotion of the Trust. BAMII is an affiliate of BlackRock, Inc.

Although shares of the iShares® COMEX Gold Trust may be bought or sold on the exchange through any brokerage account, shares of the Trust are not redeemable from the Trust except in large aggregated units called Baskets.

Options involve risk and are not suitable for all investors. Prior to buying or selling an option, a person must receive a copy of Characteristics and Risks of Standardized Options. Copies of this document may be obtained from your broker, from any exchange on which options are traded or by contacting The Options Clearing Corporation, One North Wacker Dr., Suite 500, Chicago, IL 60606 (1-888-678-4667). The document contains information on options issued by The Options Clearing Corporation. The document discusses exchange traded options issued by The Options Clearing Corporation and is intended for educational purposes. No statement in the document should be construed as a recommendation to buy or sell a security or to provide investment advice.

If you need further information, please feel free to call the Options Industry Council Helpline. They will be able to provide you with balanced options education and tools to assist you with your iShares options questions and trading. The Options Industry Council Helpline phone number is 1-888-Options (1-888-678-4667) and their website is www.888options.com.

Gold Spot Prices provided by The Bullion Desk. No warranty is given for the accuracy of these prices and no liability is accepted for reliance thereon. Prices are provided on a reasonable efforts basis and delays may occur both because of the delay in third parties communicating the information to the site and because of delays inherent in posting information over the internet. Prices shown are indicative only and do not represent actionable quotations on prices of actual trades.

“Commodity Exchange, Inc.,” and “COMEX” are trademarks of Commodity Exchange, Inc., and have been licensed for use for certain purposes to BlackRock, Inc., and the iShares® COMEX Gold Trust. The Trust is not sponsored, endorsed, sold or promoted by Commodity Exchange, Inc., nor does Commodity Exchange, Inc., make any representation regarding the advisability of investing in the Trust.

Certain sectors and markets perform exceptionally well based on current market conditions and the Trust can benefit from that performance. Achieving such exceptional returns involves the risk of volatility and investors should not expect that such results will be repeated.

Net Asset Value (NAV) is determined as specified in the prospectus: based on the current value of the COMEX Gold Futures contract closest to maturity (“Spot Settlement Contract”). For more information on the COMEX Spot Settlement Price, go to www.NYMEX.com.

The Premium/Discount table presents information about the difference between the daily market price for shares of the Trust and the Trust’s net asset value. The market price is determined using the midpoint between the highest bid and the lowest offer on the listing exchange, as of the time that the Trust’s NAV is calculated (usually 4:00 p.m. eastern time). The table above shows the premium or discount expressed as a percentage of NAV. Although market makers will generally take advantage of differences between the NAV and the trading price of iShares Trust shares through arbitrage opportunities, there is no guarantee that they will do so.

Why is there a difference between NAV and Closing Price? A major reason for the difference is that Timing Discrepancies can exist between the NAV and Closing Price (last trade) reported above. Information is constantly flowing to and among investors, corporations, and financial institutions that affects their outlook on the financial markets and the value of securities. This process, known as Price Discovery, is why market prices change and evolve throughout the trading day. It is important to note that even when markets are closed, the price discovery process continues 24 hours a day, 7 days a week, 365 days a year.

Possible Timing Discrepancies:

Close of Trading Times: The NAV of the iShares Trust normally is calculated using prices as of 4:00 p.m. ET. Shares of the Trust normally trade on the NYSE Arca Exchange until 4:15 p.m. ET. Price discovery between 4:00 p.m. and 4:15 p.m. ET may result in a difference between the NAV and the Closing Price of the Trust.

Time of Last Trade: Trading generally takes place throughout the normal trading hours for the iShares Trust on the listing exchange. At times, many trades are placed in rapid succession. At other times, little or no trading activity is taking place. It is important to note that the date/time of the last trade (which is recorded as the Closing Price) may not take place at exactly 4:00 p.m. ET when the iShares Trust normally calculates NAV. The date/time of the last trade sometimes may occur before 4:00 p.m. ET or up until 4:15 p.m. ET as discussed above. Thus, ongoing price discovery may result in a deviation between the price recorded as the Closing Price and the NAV of the Trust shares at 4:00 p.m. ET.

©2010 BlackRock Institutional Trust Company, N.A. All rights reserved. iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. All other trademarks, servicemarks or registered trademarks are the property of their respective owners.

Company Info	Help	Legal Info	Other Products
About iShares	FAQs	Privacy Policy	iShares 401K
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BlackRock Inc.
© Copyright 2010

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Overview | Performance

Home > Product Information > IAU Performance	[excel icon]Export to Excel [print icon]Print

Total Returns as of xx/xx/2010
Quarter-End Month-End as of [drop-down] Mar (Q1) 2010

	Total Returns (%)		Market Price Returns (%)
	IAU	Benchmark*	IAU
YTD	xx.xx	xx.xx	xx.xx
1 Month	xx.xx	xx.xx	xx.xx
3 Month	xx.xx	xx.xx	xx.xx
6 Month	xx.xx	xx.xx	xx.xx
1 Year	xx.xx	xx.xx	xx.xx
3 Years	xx.xx	xx.xx	xx.xx
5 Years	xx.xx	xx.xx	xx.xx
10 Years	xx.xx	xx.xx	xx.xx
Since Inception	xx.xx	xx.xx	xx.xx

Returns are average annualized total returns, except those for periods of less than one year, which are cumulative.

Annual Returns

	Total Returns (%)		Market Price Returns (%)
	IAU	Benchmark*	IAU
2009	xx.xx	xx.xx	xx.xx
2008	xx.xx	xx.xx	xx.xx
2007	xx.xx	xx.xx	xx.xx
2006	xx.xx	xx.xx	xx.xx

*	Source: Gold Futures Spot Month Settlement Price as reported by NYMEX (New York Mercantile Exchange) and disseminated through Bloomberg. Spot settlement prices are for illustrative purposes only and do not represent actual Gold Trust performance. Spot prices do not reflect any fees, transaction costs, or expenses.

Fees & Expenses

Expense Type	Amount
Sponsor’s Fee	0.25%

The performance quoted represents past performance and does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor’s shares, when sold, may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted.

Market returns are based upon the midpoint of the bid/ask spread at 4:00 p.m. eastern time (when NAV is normally determined for most iShares products), and do not represent the returns you would receive if you traded shares at other times.

iShares COMEX Gold Trust (“Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. Because shares of the Trust are created to reflect the price of the gold held by the Trust, the market price of the shares will be as unpredictable as the price of gold has historically been. Additionally, shares of the Trust are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Trust are created to reflect, at any given time, the market price of gold owned by the trust at that time less the trust’s expenses and liabilities. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

Following an investment in shares of the Trust, several factors may have the effect of causing a decline in the prices of gold and a corresponding decline in the price of the shares. Among them: (i) Large sales by the official sector. A significant portion of the aggregate world gold holdings is owned by governments, central banks and related institutions. If one or more of these institutions decides to sell in amounts large enough to cause a decline in world gold prices, the price of the shares will be adversely affected. (ii) A significant increase in gold hedging activity by gold producers. Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the shares. (iii) A significant change in the attitude of speculators and investors towards gold. Should the speculative community take a negative view towards gold, it could cause a decline in world gold prices, negatively impacting the price of the shares.

The amount of gold represented by shares of the Trust will decrease over the life of the trust due to sales necessary to pay the sponsor’s fee and trust expenses. Without increase in the price of gold sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Trust will have limited duration. The liquidation of the trust may occur at a time when the disposition of the trust’s gold will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Trust will be adversely affected if gold owned by the trust is lost or damaged in circumstances in which the trust is not in a position to recover the corresponding loss. The Trust is a passive investment vehicle. This means that the value of your shares may be adversely affected by trust losses that, if the trust had been actively managed, it might have been possible to avoid.

Shares of the Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal deposit Insurance Corporation or any other governmental agency.

BlackRock Asset Management International Inc. (BAMII) is the sponsor of the Trust. BlackRock Fund Distribution Company (BFDC), a subsidiary of BAMII, assists in the promotion of the Trust. BAMII is an affiliate of BlackRock, Inc.

Although shares of the iShares® COMEX Gold Trust may be bought or sold on the exchange through any brokerage account, shares of the Trust are not redeemable from the Trust except in large aggregated units called Baskets.

“Commodity Exchange, Inc.,” and “COMEX” are trademarks of Commodity Exchange, Inc., and have been licensed for use for certain purposes to BlackRock, Inc., and the iShares® COMEX Gold Trust. The Trust is not sponsored, endorsed, sold or promoted by Commodity Exchange, Inc., nor does Commodity Exchange, Inc., make any representation regarding the advisability of investing in the Trust.

Certain sectors and markets perform exceptionally well based on current market conditions and the Trust can benefit from that performance. Achieving such exceptional returns involves the risk of volatility and investors should not expect that such results will be repeated.

©2010 BlackRock Institutional Trust Company, N.A. All rights reserved. iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. All other trademarks, servicemarks or registered trademarks are the property of their respective owners.

Company Info	Help	Legal Info	Other Products
About iShares	FAQs	Privacy Policy	iShares 401K
Press Room	Glossary	Terms & Conditions	iShares 529
Careers	Site Map	Prospectus	iPath ETNs
Contact Us			iShares Charitable Giving Program
BlackRock Inc.
© Copyright 2010

END PRODUCT PAGES – IAU

Definitions:

Benchmark: COMEX Gold Spot Month Settlement Price

Beta: Beta measures the risk of the fund compared to market benchmark. Statistically, it is the covariance of the fund and benchmark, divided by the variance of the benchmark.

Standard Deviation: The Standard Deviation is the statistical measure of the degree to which an individual value in a probability distribution tends to vary from the mean of the distribution. It is widely applied in modern portfolio theory, where the past performance of securities is used to determine the range of possible future performance, and a probability is attached to each performance.

Premium/Discount: The Premium/Discount table presents information about the difference between the daily market price for shares of the Trust and the Trust’s net asset value. The market price is determined using the midpoint between the highest bid and the lowest offer on the listing exchange, as of the time that the Trust’s NAV is calculated (usually 4:00 pm Eastern time). The table above shows the premium or discount expressed as a percentage of NAV. Although market makers will generally take advantage of differences between the NAV and the trading price of Gold Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market for the shares, which may result in losses on your investment at the time of disposition of your shares.

Nav: NAV is the price per share at which the Trust issues and redeems shares, calculated by the Trust accountants.

Mid-Point: The Bid/Ask Mid-point (Market Price) is the midpoint between the highest and the lowest offer on the listing exchange, as of the time that the Trust’s NAV is calculated (usually 4:00pm Eastern time).

Closing Price: The Closing Price is the price of the last reported trade on any major market.

Tonnes of Gold in Trust: One metric tonne is equivalent to 1,000 kilograms or 32,150.7465 troy ounces.

NAV per IAU in Gold: Current basket of gold in ounces as a percentage of inception basket size of 5,000 ounces.

Ticker: The Exchange Trading Symbol is used to find the price at which the Trust last traded on the stock exchange it is listed on. Shares of the Trust trade on the NYSE Arca Exchange.